LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

February 14, 2014

Via E-Mail

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Office of Financial Services

Washington, D.C. 20549-3561

Re:	Poage Bankshares, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 3, 2014 File No. 333-193157

Dear Mr. Windsor:

This letter replies to your letter of February 7, 2014 providing comments on the above-referenced filing for Poage Bankshares, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

General

1.	Please revise to provide a recent developments section to disclose financial results for the quarter ended 12/31/2013, together with a discussion of your results.

Response:

The requested recent developments disclosure for each of Poage Bankshares, Inc. and Town Square Financial Corporation for the quarter ended December 31, 2013, including a management discussion and analysis section, is included beginning on page 11 of the proxy statement/prospectus.

2.	We note your response to comment 2 and disclosure on page 13. It is unclear in your response why it is not practicable to provide audited 12/31/2012 financial statements for Town Square Financial Corporation, especially when Town Square Bank was required by federal law to provide audited financial statements to its bank regulators. Please provide audited 12/31/2012 financial statements for Town Square Financial Corporation in your next amendment, or explain in greater detail in a response why it is not practicable. If the latter, in your response address whether the 12/31/2012 financial statements for Town Square Bank were prepared in conformity with U.S. GAAP and the audit performed under U.S. GAAS or PCAOB standards. In addition, provide us with the Bank's total assets, shareholders equity, and net income as of 12/31/12.

Response:

The requested consolidated audited financial statements for Town Square Financial Corporation for the year ended December 31, 2012, prepare in accordance with U.S. GAAP, are attached as Appendix D to the proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Financial Statements..., page 26

3.	Revise this risk factor to explain, in detail, the reason why management believes that the assumptions used in determining the pro-forma information makes the presentation subject to additional risk or uncertainty. Please revise your other disclosure, including your pro-forma presentation based upon your response.

Response:

The Company confirms that the assumptions utilized and disclosed in its unaudited pro forma condensed combined financial information remain a reasonable basis for the pro forma financial information disclosure.

The Opinion of Town Square's Financial's Financial Advisor Will Not Reflect., page 28

4.	Revise this risk factor, and its heading, to clarify that the opinion that Town Square's Board considered in making its recommendation to Town Place shareholders to vote "For" the agreement has not been updated. Please also clarify why the determination by the Board to continue to recommend the merger, without an updated opinion, is a risk to shareholders.

Response:

The requested disclosure clarifying Town Square Financial Corporation’s reliance on the Sheshunoff opinion dated as of October 8, 2013 has been provided on page 37.

Town Square Financial's Board of Directors Unanimously Recommends., page 43

5.	Revise this section to clarify whether Town Square's Board was aware that Poage's asset size and total loans declined over the prior two years.

Response:

The requested disclosure clarifying that Town Square Financial Corporation’s Board of Directors was aware of Poage Bankshares’ financial condition for the prior two years has been provided on page 51 of the proxy statement/prospectus.

Prior Comment 30

Material U.S. Federal Income Tax Consequences, page 62

6.	Please revise this section to clarify that the disclosure is based upon and summarized the opinion of Luse Gorman. Also, please re-file the tax opinion so that it addresses all material federal tax consequences and provides your complete legal analysis, including any relevant assumptions without referring to the discussion in the prospectus for parts of the opinion. Alternatively, revise to make the discussion in the document counsel's opinion and file a short-form opinion. In either case, please revise the opinion and discussion to be consistent with Corporation Finance's Staff Legal Bulletin No. 19, section IIIB on long or short form opinions.

Response:

The requested disclosure regarding the tax opinion of Luse Gorman Pomerenk & Schick has been provided on page 72 of the proxy statement/prospectus. In addition, Exhibit 8.1 to the Registration Statement has been revised.

Please do not hesitate to call me if you have any questions.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Ralph E. Coffman, Jr.
Jessica Livingston, Esq.
William Schroeder
Michael Valley
Kip Weissman, Esq.